8/20

8/3/04

SECURITI [barcode] SSION
04013114

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 03 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-53669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R A BENCH SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 FIFTH AVENUE, SUITE 3330
(No and Street)

SEATTLE (City) WASHINGTON (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY A. BENCH (206) 682-7803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240 BELLEVUE, WASHINGTON 98005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RODNEY A. BENCH, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R A BENCH SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

RODNEY A. BENCH, PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R A BENCH SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
(425) 827-1592

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of R A Bench Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of R A Bench Securities, Inc. as of December 31, 2003, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of R A Bench Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Peter Schilz & Co.

February 20, 2004

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets	
Cash and cash equivalents	$40,846
Commissions receivable	5,038
Total current assets	45,884
Total assets	$45,884

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$3,022
Due to parent	5,630
Income taxes payable (Note 3)	900
Total current liabilities	9,552
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock $.001 par value, 1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	31,255
Retained earnings	5,076
Total stockholder's equity	36,332
Total liabilities and stockholder's equity	$45,884

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenue	
Commissions	$599,666
Total income	599,666
Expenses	
Office expense	2,461
Business taxes	3,022
Dues and licenses	4,403
Insurance	7,225
Commissions	28,480
Professional fees	29,169
Management and professional fees to related parties	505,107
Total expenses	579,867
Income before income taxes	19,799
Provision for income taxes (Note 3)	900
Net income	$18,899

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2002	1,000	$1	$31,255	$(13,823)	$17,433
Net income for the year				18,899	18,899
Balances at December 31, 2003	1,000	$1	$31,255	$5,076	$36,332

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net income	$18,899
Adjustments to reconcile net loss to cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Change in prepaid expense	7,225
Commissions receivable	(5,038)
Accrued expenses	3,022
Due to parent	5,630
Income taxes payable	900
Net cash provided by operating activities	30,638
Net increase in cash	30,638
Cash and cash equivalents beginning of year	10,208
Cash and cash equivalents end of year	$40,846

No cash was paid for either interest or income taxes for the year ended December 31, 2003.

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding R A Bench Securities, Inc. (the Company) consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the consolidated financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Washington corporation that is a wholly-owned subsidiary of R A Bench, Inc. R A Bench, Inc. (Parent) is a wholly-owned subsidiary of Highland Capital Holding Corporation (Highland) located in Birmingham, Alabama.

The Company is located in Seattle, Washington and was formed on September 17, 2001. The Company operates as a "limited business" broker-dealer, which receives commissions on behalf of its representatives.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, HCH Insurance Agency, Inc., and does not include the accounts of its Parent.

COMMISSIONS

Commissions and other income are recorded as revenue when earned.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Includes all short-term investments purchased with an original maturity of three months or less.

2. RELATED PARTIES

The Parent provides managerial and professional services on a shared cost basis to the Company. The Company's portion of these expenses amounted to $505,107 during the year ended December 31, 2003.

The Company recorded commissions revenue of $599,666 during the year ended December 31, 2003 from registered representatives, who are employees of the Parent.

3. INCOME TAXES

The Company files a consolidated income tax return with Highland and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. Under a tax allocation arrangement, Highland allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. There were no temporary differences at the statement of financial condition dates and, therefore, no resulting deferred tax assets or liabilities. During the year ended December 31, 2003, the Company utilized a net operating loss carryforward of $13,823 to offset 2003 taxable income. The expected tax benefit that would result from applying federal statutory tax rates to the pre-tax income differs from amounts reported in the consolidated financial statement because of this operating loss carryforward.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had computed net capital of $36,332 which was $31,332 in excess of its required net capital of $5,000.

5. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2003.

SUPPLEMENTARY INFORMATION

R A Bench Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

NET CAPITAL

Total stockholder's equity	$ 36,332
Deductions and/or charges:	
Nonallowable assets	0
Net capital	$36,332

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$5,630

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$31,332
Ratio: Aggregate indebtedness to net capital	.155 to 1

The differences between this computation of net capital and the corresponding computation prepared by R A Bench Securities, Inc. will be included in an amended unaudited Part II Focus Report filing as of the same date.

R A Bench Securities, Inc.

Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTION UNDER SECTION (K) (1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k) (1) of the rule, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
(425) 827-1592

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Management
R A Bench Securities, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements and supplemental schedules of R A Bench Securities, Inc.(the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and

procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Schilz & Co.

February 20, 2004